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                               OCEAN ENERGY, INC.
                       8440 JEFFERSON HIGHWAY, SUITE 420
                          BATON ROUGE, LOUISIANA 70809



                                 March 27, 1998



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Ocean Energy, Inc.
          Registration Statement on Form 8-A

Ladies and Gentlemen:

     On behalf of Ocean Energy, Inc., a Delaware corporation (the "Company"), I hereby request withdrawal of the Company's Registration Statement on Form 8-A (the "Form 8-A"), filed with the Securities and Exchange Commission on March 24, 1998 (File Number 001-14252), relating to the 10-3/8% Senior Subordinated Notes Due 2005, which are to be assumed by the Company upon consummation of the merger of United Meridian Corporation, a Delaware corporation, with and into the Company, expected to occur on March 27, 1998.

     The filing of the Form 8-A was effected through the EDGAR electronic filing system under the Company's CIK No. 0000930550 on March 24, 1998.

     Thank you for your attention to this matter.

                                                   Very truly yours,

                                                   /s/ Robert K. Reeves

                                                   Robert K. Reeves
                                                   Executive Vice President,
                                                   General Counsel and Secretary



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